Exhibit 99.1

DELHAIZE GROUP 2010 CORPORATE RESPONSIBILITY PROGRESS REPORT

PRESENTS THE GROUP’S LATEST STEPS IN ITS JOURNEY TO SUSTAINABILITY

Brussels, Belgium, June 16, 2011—Delhaize Group (Euronext Brussels: DELB—NYSE: DEG ) the Belgian international food retailer presents its fourth Corporate Responsibility (CR) report. For the first time the report adopts a new short format and is published online only. The report summarizes the Group’s performance against its CR strategy and goals and highlights the achievements from the Group’s operating companies during an especially challenging year.

‘CR is one of the three pillars of our Group strategy—the ‘New Game Plan’—alongside Growth and Efficiency. It is core to our business’, said Pierre-Olivier Beckers, President and CEO of Delhaize Group. ‘This integrated strategy supports the Group’s economic performance while building a more sustainable operating model. The progress we are making in the focus areas of our CR strategy across the business makes us a stronger company, from sourcing more responsibly, to building a stronger associate base, reducing operational emissions, and anticipating customer needs and expectations.’

The 2010 CR report is a summary report. It provides a concise view of the Group’s CR performance over the previous year, with clear links to more detailed information. For the first time, Delhaize Group decided not to print the report but just to make it available on its website. Readers are encouraged to explore the report online. Today the Group also launched a dedicated CR blog (http://blog.delhaizegroup.com/) and added a CR-tab to its Facebook page (www.Facebook.com/DelhaizeGroup).

The report shows how the Group translates global trends into business strategy and ultimately action. For each of the Group’s strategic CR areas of healthy products, healthy people and healthy planet, the report presents goals, performance, and a case study providing more detailed insight into our activities.

2010 highlights for the Group include:

•	Healthier products through the reformulation of nearly 2 000 products at Delhaize Belgium (cutting out tonnes of salt, sugar and fats) and through aggressive salt reduction goals at Delhaize America

•	The launch of sustainable seafood policies at Delhaize Belgium and Delhaize America

•	The participation of 73% of the Group employees in one-to-one performance dialogues

•	The opening of the first state-of-the-art green store in Greece (at Alfa Beta)

•	A 63% increase in energy generated from on-site solar panels across the Group

The report and relevant links with additional information can be downloaded from the corporate website www.delhaizegroup.com. Questions can be sent to corporate-responsibility@delhaizegroup.com.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. At the end of the first quarter of 2011, Delhaize Group’s sales network consisted of 2 816 stores. In 2010, Delhaize Group posted EUR 20.8 billion (USD 27.6 billion) in revenues and EUR 574 million (USD 762 million) in net profit (Group share). At the end of 2010, Delhaize Group employed approximately 138 600 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the corporate website www.delhaizegroup.com.

» Contacts

C Alexandre:	+32 2 412 82 57, calexandre@delhaizegroup.com
F Martins:	+32 2 412 87 85, fmartins@delhaizegroup.com

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.